UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 09, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Filing of the 2018 Form 20-F and additional disclosures

Johannesburg, 9 April 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that in addition to the annual suite of reports released on 29 March 2019, it has filed its Form 20-F annual report for the fiscal year ended 31 December 2018 with the U.S. Securities and Exchange Commission on 8 April with effective date 9 April 2019. The report is available at https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2018.

The Form 20-F confirms the Revenue for the year ended 31 December 2018(FY18) of R50,656 million, adjusted EBITDA of R8,369 million and a total loss of R2,521 million, compared with revenue of R45,912 million, adjusted EBITDA of R9,045 million and a total loss of R4,433 million for the year ended 31 December 2017 (FY17).

Total FY18 gold production of 36,600kg (including DRDGOLD) and a "like for like" gold production of 34,676kg (excluding DRDGOLD and Cooke underground), compared with total FY17 gold production of 43,634kg. Sibanye-Stillwater total FY18 4E PGM production was 1.18moz compared with 1.19moz during FY17, while the 2E PGM production from the US PGM operations was 0.593moz compared with 0.376moz in FY17 (for eight months since acquisition in May 2017).

The expected Q1 2019 production results included in the Form 20-F are as follows:

Attributable production from the SA PGM operations is estimated to be approximately 234,000 4Eoz and in line with annual guidance.

The US PGM operations experienced a slower than planned start to the year producing an estimated 131,000 2Eoz, with lower production volumes resulting in temporarily elevated costs. Sales however, were in line with plan. Production is planned to return to normal levels from Q2 2019 and full year production guidance remains unchanged.

Production from the SA gold operations for Q1 2019 will be negatively impacted by the ongoing AMCU strike and is expected to be approximately 104,000oz, 90% of what was planned under strike conditions, and 36% of production levels relative to the same period in 2018. Unit operating and all in sustaining costs will be negatively impacted by the reduced production levels.

The full Form 20-F contains other important information for shareholders and should be read in full, including the "Risk Factors".

Sibanye-Stillwater Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 09, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer